UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

TransAlta Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

89346D107

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive, Suite 1200

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89346D107	13D	Page 2 of 13 Pages

1	Name of Reporting Persons. LSP Penn Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 15,642,100
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,642,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,642,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 3 of 13 Pages

1	Name of Reporting Persons. LSP Penn Holdings II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 15,642,100
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,642,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,642,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 4 of 13 Pages

1	Name of Reporting Persons. LS Power Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 15,642,100
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,642,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,642,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 5 of 13 Pages

1	Name of Reporting Persons. LS Power Partners II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 15,642,100
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,642,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,642,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 6 of 13 Pages

1	Name of Reporting Persons. Luminus Management, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 15,642,100
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,642,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,642,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 7 of 13 Pages

1	Name of Reporting Persons. Luminus Asset Partners, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 15,642,100
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,642,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,642,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) PN

CUSIP No. 89346D107	13D	Page 8 of 13 Pages

1	Name of Reporting Persons. Luminus Energy Partners Master Fund, Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0
8 Shared Voting Power 15,642,100
9 Sole Dispositive Power 0
10 Shared Dispositive Power 15,642,100

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,642,100
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13	Percent of Class Represented by Amount in Row (11) 7.7%
14	Type of Reporting Person (See Instructions) OO

CUSIP No. 89346D107	13D	Page 9 of 13 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on June 27, 2007 (the “Original Filing”) by the Reporting Person relating to the Common Shares, no par value (the “Shares”), of TransAlta Corporation, a corporation incorporated under the Canada Business Corporations Act (the “Issuer”). Information reported in the Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Original Filing.

Item 2.	Identity and Background.

Item 2 of the Original Filing is hereby amended by adding the following at the end thereof:

As of October 22, 2007, LSP Holdings is the record owner of 5,621,530 Shares.

As of October 22, 2007, LSP Holdings II is the record owner of 5,621,530 Shares.

As of October 22, 2007, Luminus Asset Partners is the record owner of 1,085,459 Shares.

As of October 22, 2007, Luminus Energy Fund is the record owner of 3,313,581 Shares.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Filing is hereby amended by adding the following at the end thereof:

As of October 22, 2007, the Reporting Persons are deemed to beneficially own an aggregate of 15,642,100 Shares, as detailed in Item 5. The aggregate purchase price for such shares was $405,041,855.84 (exclusive of brokerage commissions and fees), which amount has come, (1) with respect to the LS Power Entities, from working capital and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business with the previously identified financial institution, and (2) with respect to the Luminus Entities, from working capital.

CUSIP No. 89346D107	13D	Page 10 of 13 Pages

Item 4.	Purpose of Transaction.

Item 4 of the Original Filing is hereby amended by adding the following at the end thereof:

Over the several weeks leading up to October 22, 2007, representatives of Luminus Management, LLC have communicated (orally and in writing), and may in the future continue to do so, with members of the management of the Issuer wherein such representatives conveyed their views regarding the strategic direction of Issuer.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Original Filing are hereby amended and restated as follows:

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned
LSP Penn Holdings, LLC	0	15,642,100	15,642,100	7.7%

LSP Penn Holdings II, LLC	0	15,642,100	15,642,100	7.7%

LS Power Partners, L.P.	0	15,642,100	15,642,100	7.7%

LS Power Partners II, L.P.	0	15,642,100	15,642,100	7.7%

Luminus Management, LLC	0	15,642,100	15,642,100	7.7%

Luminus Asset Partners, L.P.	0	15,642,100	15,642,100	7.7%

Luminus Energy Partners Master Fund, Ltd.	0	15,642,100	15,642,100	7.7%

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a “group,” which “group” may be deemed to beneficially own an aggregate of 15,642,100 Shares, representing approximately 7.7% of the outstanding Shares. The percentages used herein are based on the 202,800,000 Shares reported to be issued and outstanding as of June 30, 2007 by the Issuer in its Report of Foreign Issuer on Form 6-K, filed with the Securities and Exchange Commission on July 31, 2007.

Item 5(c) of the Original Filing is hereby amended by adding the following at the end thereof:

All transactions in the Shares effected during the 60 days prior to and including October 22, 2007 by the Reporting Persons are set forth in Annex B attached hereto and incorporated herein by reference.

CUSIP No. 89346D107	13D	Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2007

LSP Penn Holdings, LLC

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LSP Penn Holdings II, LLC

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LS Power Partners, L.P.

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

LS Power Partners II, L.P.

By:	/s/ James Bartlett
Name:	James Bartlett
Title:	President

Luminus Management, LLC

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 12 of 13 Pages

Luminus Asset Partners, L.P.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

Luminus Energy Partners Master Fund, Ltd.

By:	/s/ Paul Segal
Name:	Paul Segal
Title:	President

CUSIP No. 89346D107	13D	Page 13 of 13 Pages

ANNEX B TO SCHEDULE 13D/A

Party Affecting Transaction	Date	Buy/Sell	Quantity	Average Price ($)[1]	Currency
Luminus Asset Partners, LP	8/28/07	Buy	707	27.67	USD
Luminus Asset Partners, LP	8/29/07	Buy	3,860	27.86	USD
Luminus Asset Partners, LP	8/30/07	Buy	152	28.03	USD
Luminus Asset Partners, LP	9/5/07	Buy	3,100	28.45	USD
Luminus Asset Partners, LP	10/4/07	Buy	300	30.73	USD
Luminus Asset Partners, LP	10/15/07	Buy	3,000	30.86	USD
Luminus Asset Partners, LP	10/16/07	Buy	1,500	31.15	USD
Luminus Asset Partners, LP	10/22/07	Buy	5,300	30.83	USD
Luminus Energy Partners Fund, Ltd.	8/28/07	Buy	2,123	27.67	USD
Luminus Energy Partners Fund, Ltd.	8/29/07	Buy	11,580	27.86	USD
Luminus Energy Partners Fund, Ltd.	8/30/07	Buy	458	28.03	USD
Luminus Energy Partners Fund, Ltd.	9/5/07	Buy	17,600	28.45	USD
Luminus Energy Partners Fund, Ltd.	10/4/07	Buy	2,100	30.73	USD
Luminus Energy Partners Fund, Ltd.	10/15/07	Buy	22,000	30.86	USD
Luminus Energy Partners Fund, Ltd.	10/16/07	Buy	10,900	31.15	USD
Luminus Energy Partners Fund, Ltd.	10/22/07	Buy	38,500	30.83	USD
LSP Penn Holdings, LLC	8/28/07	Buy	12,735	27.67	USD
LSP Penn Holdings, LLC	8/29/07	Buy	69,480	27.86	USD
LSP Penn Holdings, LLC	8/30/07	Buy	2,745	28.03	USD
LSP Penn Holdings, LLC	9/5/07	Buy	93,400	28.45	USD
LSP Penn Holdings, LLC	10/4/07	Buy	11,300	30.73	USD
LSP Penn Holdings, LLC	10/15/07	Buy	37,500	30.86	USD
LSP Penn Holdings, LLC	10/16/07	Buy	18,800	31.15	USD
LSP Penn Holdings, LLC	10/22/07	Buy	65,600	30.83	USD
LSP Penn Holdings II, LLC	8/28/07	Buy	12,735	27.67	USD
LSP Penn Holdings II, LLC	8/29/07	Buy	69,480	27.86	USD
LSP Penn Holdings II, LLC	8/30/07	Buy	2,745	28.03	USD
LSP Penn Holdings II, LLC	9/5/07	Buy	93,400	28.45	USD
LSP Penn Holdings II, LLC	10/4/07	Buy	11,300	30.73	USD
LSP Penn Holdings II, LLC	10/15/07	Buy	37,500	30.86	USD
LSP Penn Holdings II, LLC	10/16/07	Buy	18,800	31.15	USD
LSP Penn Holdings II, LLC	10/22/07	Buy	65,600	30.83	USD

[1]	Exclusive of brokerage fees and commissions.